

Mail Stop 3720

January 19, 2010

Mr. Gary J. Wojtaszek
Chief Financial Officer
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

> **Re: Cincinnati Bell Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **and Documents Incorporated by Reference**
> **File No. 1-08519**

Dear Mr. Wojtaszek:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

/s Robert Bartelmes, for

Larry Spirgel
Assistant Director